Exhibit 99.1

Clearmind Medicine Engages Leading Government and Political Affairs Firm to Advance Psychedelic Therapeutics

Vancouver, Canada, June 12, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced it has engaged a prominent government and political affairs consulting and lobbying firm to support its mission of advancing psychedelic-based treatments.

As psychedelics gain traction in the pharmaceutical industry for their potential to treat conditions such as Post-Traumatic Stress Disorder (PTSD) and other mental health disorders, Clearmind recognizes the importance of navigating complex regulatory landscapes and fostering greater acceptance among policymakers in the U.S. The Company has partnered with the esteemed firm to help advance the integration of psychedelic therapies into mainstream healthcare by advocating for informed, science-based regulatory frameworks.

“We are pleased to collaborate with a team of seasoned government affairs experts to help shape the future of psychedelic medicine,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “Psychedelics hold immense promise for transforming mental health treatment, but their novelty requires proactive engagement with regulators and policymakers to ensure safe and equitable access. This partnership underscores our commitment to driving progress in this rapidly evolving field.”

The consulting firm, known for its expertise in navigating federal and state regulatory environments, will work closely with Clearmind to educate policymakers on the therapeutic potential of psychedelics, support the development of balanced regulations, and foster strategic alliances to advance the Company’s innovative pipeline, including its lead candidate, CMND-100, currently in Phase I/IIa clinical trials for AUD at prestigious institutions like Yale School of Medicine and Johns Hopkins University.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.